CONSENT OF QUALIFIED PERSON

Dana J. Rogers, P.E.
Lemley International
604 N. 16th Street
Boise, ID 83702
Tel: (208) 345-5226
Fax: (208) 345-5254
djrogers@lemleyinternational.com

I, Dana J. Rogers, P.E. consent to the public filing of Sections 18.8 and 18.9, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those Sections of the technical report titled "Galore Creek Project British Columbia NI 43-101 Technical Report on Pre-Feasibility Study" that has an effective date of 27 July 2011 (the "Technical Report").

I consent to extracts and a summary of the Technical Report in the NovaGold Resources Inc press release dated 27 July 2011, entitled "NovaGold Announces Prefeasibility Study Results for Galore Creek Project" and in the NovaGold Resources Inc press release dated 12 September 2011, entitled "NovaGold Files Galore Creek Prefeasibility Study Technical Report" (the "Press Releases").

I confirm that I read the Press Releasesand that they fairly and accurately represent the information in Sections 18.8 and 18.9, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those Sections of the Technical Report that supports the disclosure.

"Signed and sealed"
Dana J. Rogers, P.E.

Dated: 12 September 2011

Lemley International
604 N. 16th Street
Boise, ID 83702
Tel: (208) 345-5226
Fax: (208) 345-5254	www.lemleyinternational.com